Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-59798


                              Prospectus Supplement
                      (To Prospectus Dated January 8, 2002)

     Prospective investors should read this prospectus supplement and the related prospectus carefully before investing in the common stock of CEL-SCI Corporation. Both documents contain information prospective investors should consider when making an investment decision.

     The attached prospectus relates to the resale of shares acquired by Paul Revere Capital Partners pursuant to the equity line of credit. Because Paul Revere Capital Partners may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, CEL-SCI cannot estimate the actual number of shares that Paul Revere Capital Partners will hold after the completion of the offering.

      The following provides information concerning the first three drawdowns requested by CEL-SCI.

 Date of       Shares          Average Sale             Net Proceeds
  Sale         Sold          Price Per Share            to Cel-Sci
--------       -----          ---------------         ------------------

11/09/01      277,684             $1.08                  $299,000
01/08/02      333,993             $0.87                  $290,404
02/06/02      288,377             $0.81                  $234,000


     CEL-SCI's common stock is quoted on the American Stock Exchange under the symbol "CVM." On February 5, 2002 the closing price for one share of the CEL-SCI's common stock was $0.83.

     CEL-SCI expects to use the proceeds from the sale of these shares for general and administrative expenses, research, and clinical trials.

           The date of this prospectus supplement is February 6, 2002.